Exhibit 99.2

CELLECTIS - COMBINED SHAREHOLDERS’ MEETING - JUNE 26, 2018

VOTING RESULTS

Ordinary General Meeting
#	RESOLUTION	RESULTS	FOR	AGAINST	ABSTAIN
1	Approval of the financial statements for the financial year ended December 31, 2017
		Adopted	99,80%	0,20%	0%
2	Approval of the consolidated financial statements for the financial year ended December 31, 2017
		Adopted	99,80%	0,20%	0%
3	Allocation of income for the financial year ended December 31, 2017
		Adopted	99,80%	0,20%	0%
4	Review of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code
		Adopted	91,22%	8,78%	0%
5	Setting the amount of the attendance fees for non-executive directors
		Adopted	93,87%	6,13%	0%
6	Renewal of the term of office of director of Mr. André Choulika
		Adopted	96,03%	3,97%	0%
7	Renewal of the term of office of director of Mr. David Sourdive
		Adopted	96,17%	3,83%	0%
8	Renewal of the term of office of director of Mr. Alain Godard, independent director according to the rules of the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”) and Nasdaq Stock Market
		Adopted	93,04%	6,96%	0%
9	Renewal of the term of office of J.M.H. Conseil, as the Company’s Statutory Auditors
		Adopted	94,01%	5,99%	0%
10	Renewal of the term of office of Ernst & Young et Autres, as the Company’s Statutory Auditors
		Adopted	99,79%	0,21%	0%
11	Approval for the regulation pertaining to the stock options or stock purchase plan adopted by the Board of Directors on October 11, 2017
		Adopted	88,98%	11,02%	0%
12	Authorization to be given to the board of directors to buy back Company shares
		Adopted	97,20%	2,80%	0%

Extraordinary General Meeting
#	RESOLUTION	RESULTS	FOR	AGAINST	ABSTAIN
13	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares
		Adopted	98,31%	1,69%	0%
14	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons meeting specific characteristics
		adopted	81,21%	18,79%	0%
15	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of an equity line financing or bond financing
		adopted	81,21%	18,79%	0%
16	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares or any securities while maintaining the preferential subscription rights of the shareholders
		adopted	83,25%	16,75%	0%
17	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders through a public offering
		adopted	81,27%	18,73%	0%
18	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with a waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a restricted circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code
		adopted	81,21%	18,79%	0%
19	Delegation granted to the board of directors to increase the number of securities to be issued in case of any share capital increase with or without preferential subscription rights
		adopted	81,25%	18,75%	0%
20	Setting the overall limitations to the amount of issuances made under the above mentioned delegation
		adopted	84,48%	15,52%	0%
21	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or other
		adopted	99,69%	0,31%	0%
22	Authorization to be given to the board of directors to grant options to subscribe for or purchase Company’sw shares
		adopted	68,29%	31,71%	0%
23	Authorization to be given to the board of directors for the allocation of free shares existing and/or to be issued in the future
		adopted	68,37%	31,63%	0%
24	Delegation of authority to be granted to the board of directors to issue warrants to the benefit of a category of persons meeting specific characteristics
		adopted	68,36%	31,64%	0%
25	Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants, with a waiver of the preferential subscription rights of the shareholders in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries
		adopted	68,36%	31,64%	0%
26	Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights
		adopted	74,46%	25,54%	0%
27	Setting the overall limitations to the amount of issues made under the above-mentioned authorizations and delegations
		adopted	78,89%	20,11%	0%
28	Removal of the obligation to submit certain decisions to the board of directors’ approval, as listed in Article 14.1.1. § 4 of the bylaws
		adopted	78,63%	21,37%	0%
29	Delegation to be granted to the board of directors for the purpose of an increase in the share